

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 12, 2016

Louis S. Fisi
Chief Executive Officer
Teraphysics Corporation
110 Alpha Park
Cleveland, OH 44143

> **Re: Teraphysics Corporation**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed April 11, 2016**
> **File No. 024-10525**

Dear Mr. Fisi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2016 letter.

General

1.   We note that the Company has information on the ASMX website that qualifies as testing the waters materials. In the future please include the appropriate legend as required by Rule 255 on all materials. Additionally, you may wish to refer to Securities Act Rules Compliance and Disclosure Interpretations Question 182.09.

Preliminary Offering Circular Cover Page

2.   We have considered your response and revised disclosure to comment 2 of our prior letter. We note that the company intends to seek to have the shares traded on the OTCBX marketplace. Please be advised that the OTCBX marketplace is for international

securities and Teraphysics is a domestic company. Please revise your disclosure accordingly. Additionally, please revise your disclosure in other parts of the offering circular as necessary to clarify that securities are quoted and not listed on the OTC Markets.

Financial Statements for the year ended December 31, 2015

3.   Please provide audited financial statements for the year ended December 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X and Part F/S(c)(i) and Part F/S(b)(3)(A) in Form 1-A.

Exhibits

4.   Please provide a currently dated consent from your Independent Accounting Firm to include their audit report in the document. Please refer to 11(a) of Item 17 Description of Exhibits in Form 1-A.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Donald M. Battista
        Chief Business Strategy and Market Director